MINUTES OF MEETING

OF THE ORDINARY GENERAL MEETING

OF STATOILHYDRO ASA

19 MAY 2009

The ordinary general meeting of StatoilHydro ASA was held on 19 May 2009 at the IB centre, StatoilHydro, Forus, Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the President and CEO and the company's auditor were in attendance.

The following issues were on the agenda:

1. OPENING OF THE ANNUAL GENERAL MEETING BY THE CHAIR OF THE CORPORATE ASSEMBLY

Olaug Svarva, chair of the corporate assembly, opened the meeting.

2. ELECTION OF A CHAIR OF THE MEETING

Olaug Svarva, chair of the corporate assembly, was elected chair of the meeting.

3. APPROVAL OF THE NOTICE AND THE AGENDA

The notice and agenda were approved.

4. REGISTRATION OF ATTENDING SHAREHOLDERS AND PROXIES

A list of shareholders represented at the ordinary general meeting, either by person or by proxy, is attached as appendix 1 to these minutes.

5. ELECTION OF TWO PERSONS TO CO-SIGN THE MINUTES TOGETHER WITH THE CHAIR OF THE MEETING

Johan A. Alstad and Gunnar Sletvold were elected to co-sign the minutes with the chair of the meeting.

6. **APPROVAL OF THE ANNUAL ACCOUNTS AND THE BOARD OF DIRECTOR'S REPORT FOR STATOILHYDRO ASA AND THE STATOILHYDRO GROUP FOR 2008, INCLUDING THE BOARD OF DIRECTOR'S PROPOSAL FOR THE DISTRIBUTION OF DIVIDEND**

The chair of the meeting reminded that the annual report and accounts, the auditor's report and the recommendation from the corporate assembly, were enclosed with the notice of the ordinary general meeting.

The general meeting adopted the following resolution

The annual accounts and the annual report for 2008 for StatoilHydro ASA and the StatoilHydro group are approved.

A dividend of in total NOK 7.25 per share, consisting of an ordinary dividend of NOK 4.40 per share and a special dividend of NOK 2.85 per share, is distributed. The dividend accrues to the shareholders as of 19 May 2009. Expected payment of dividends is 3 June 2009.

7. **APPROVAL OF REMUNERATION FOR THE COMPANY'S AUDITOR**

Remuneration to the auditor for 2008 of NOK 25,222,778 for StatoilHydro ASA was approved.

8. **ELECTION OF ONE DEPUTY MEMBER TO THE CORPORATE ASSEMBLY**

The general meeting adopted, in accordance with the recommendation from the nomination committee, the following resolution:

Arthur Sletteberg is elected deputy member of the corporate assembly in StatoilHydro ASA for the period up to the ordinary general meeting of shareholders in 2010.

9. **STATEMENT ON STIPULATION OF SALARY AND OTHER REMUNERATION TO EXECUTIVE MANAGEMENT**

Svein Rennemo, the chair of the board, gave a presentation of the board's statement for remuneration of the executive management, included in note 3 to the annual accounts for Statoil Hydro ASA, prepared in accordance with accounting principles generally accepted in Norway (NGAAP).

The general meeting gave its approval of the board's statement on stipulation of salary and other remuneration for the executive management.

10. AUTHORISATION TO ACQUIRE STATOILHYDRO SHARES IN THE MARKET IN ORDER TO CONTINUE IMPLEMENTATION OF THE SHARE SAVING PLAN FOR EMPLOYEES

In accordance with the proposal of the board, the general meeting adopted the following resolution:

"The board of directors is authorised on behalf of the company to acquire StatoilHydro shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 15,000,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the StatoilHydro group as part of the group's share saving scheme, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting, but not beyond 30 June 2010.

This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving scheme for employees granted by the annual general meeting on 20 May 2008."

11. AMENDMENT OF THE ARTICLES OF ASSOCIATION

The general meeting adopted, in accordance with the board's proposal, the following resolution regarding amendment of section 1 of the Articles of Association (new text has been underlined):

"The Company's name is <u>Statoil</u> ASA. The Company is a Public Limited Company.

The object of <u>Statoil</u> ASA is to engage in exploration, production, transportation, refining and marketing of petroleum, petroleum-derived products, <u>and other forms of energy</u>, as well as engage in other business. The activities may also be carried out through participation in or cooperation with other companies."

The board of directors is authorised to decide the date for implementation of the amended articles of association, but the date must be no later than 1 January 2010.

12. PROPOSAL FROM SHAREHOLDER

A shareholder had proposed that "StatoilHydro shall withdraw from tar sands activities in Canada." The proposal was not adopted.

* * * * *

There were no further matters for discussion and the annual general meeting was closed.

Stavanger, 19 May 2009

___ (Signed.)___   ___ (Signed.)___   ____(Signed.)___
Olaug Svarva   Johan A. Alstad   Gunnar Sletvold

Appendix 1: Overview of shares represented at the ordinary general meeting, either by person or by proxy.

Appendix 2: The voting results for the individual issues.

STATOILHYDRO ASA

Represented at ORDINÆR GENERALFORSAMLING

Printdate 19.05.2009
Generalmeeetingdate 19.05.2009

Persons present authorised to vote: 238

Class of shares:	Own holding:	(By)Proxy:	Total representation:	Total repr. in %:
ORDINÆR	2.278.973.837	146.896.583	2.425.870.420	76,08
Total:	**2.278.973.837**	**146.896.583**	**2.425.870.420**	**76,08**

Representation details:	Amount:	No. of shares:
Only own shares:	132	2.278.969.388
Only proxy shares:	105	146.896.176
Both own and proxy shares	1	4.856
Total:	**238**	**2.425.870.420**

Share class:	No. of shares:	Share capital:
ORDINÆR	3.188.647.103	7.971.617.758
Total:	**3.188.647.103**	**7.971.617.758**

On behalf of your account operator:
DNB NOR BANK ASA

DnB NOR Bank ASA Verdipapirservice

....
GRETHE NES

For STATOILHYDRO ASA

....

AGM voting results

		Votes For	Votes Against
1	Opening of the annual general meeting	2 372 562 063	0
2	Election of a chair of the meeting	2 425 236 226	1 656
3	Approval of the notice and the agenda	2 425 233 424	4 458
4	Registration of attending shareholders and proxies	2 375 025 923	1 919 108
5	Election of two persons to co-sign the minutes together with the chair of the meeting	2 425 233 596	1 377
6	Approval of the annual report and accounts for StatoilHydro ASA and the StatoilHydro group for 2008, including the board of directors' proposal for the distribution of the dividend	2 425 057 209	2 437
7	Approval of remuneration for the company's auditor	2 424 944 393	37 952
8	Election of one deputy member to the corporate assembly	2 338 717 829	81 109 438
9	Statement on stipulation of salary and other remuneration for executive management	2 337 793 003	85 263 804
10	Authorisation to acquire StatoilHydro shares in the market in order to continue implementation of the share saving plan for employees	2 345 189 133	78 032 918
11	Amendment of the articles of association	2 425 215 007	12 427
12	Shareholder proposal to withdraw from tar-sands activities in Canada	3 671 678	2 378 021 390

Voting for: STATOILHYDRO ASA

Subject no.: 12

Printdate 19.05.2009

Generalmeeetingdate 19.05.2009

Share class:	For	Against:	Abstain:	No. of votes:	Non voted:	No. of represented voting shares:
Ordinær	3.671.678	2.378.021.390	0	2.381.693.068	44.177.352	2.425.870.420
% avgitte	0,15%	99,85%	0,00%			
% representert	0,15%	98,03%	0,00%		1.82%	
Total:	**3.671.678**	**2.378.021.390**	**0**	**2.381.693.068**	**44.177.352**	**2.425.870.420**

On behalf of your account operator:
DNB NOR BANK ASA

DnB NOR Bank ASA
Verdipapirservice
GRETHE NES

....

For STATOILHYDRO ASA

....

Information:

Share class:	No. of shares:	Share capital:
ORDINÆR	3.188.647.103	7.971.617.758
Total:	**3.188.647.103**	**7.971.617.758**

§5-17 Alminnelig flertallskrav
krever flertall av de avgitte stemmer

§5-18 Vedtektsendring
krever tilslutning fra minst to tredeler så vel av de avgitte stemmer som av den aksjekapital som er representert på generalforsamlingen